GUARANTY BANCSHARES, INC.

December 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guaranty Bancshares, Inc.
Registration Statement on Form S-3, as amended (File No. 333-283383)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Guaranty Bancshares, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated to 10:00 a.m., Central Time, on Friday, December 20, 2024, or as soon as practicable thereafter.

Please notify Michael G. Keeley of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-3906 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

GUARANTY BANCSHARES, INC.

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman and Chief Executive Officer